UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a)

OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:	Special Global Opportunities Fund, Inc.

Address of Principal Business Office:	615 East Michigan Street, 2nd Floor Milwaukee, Wisconsin 53202

Telephone Number:	1-877-607-0414

Name and Address of Agent for Service of Process:	Andrew Dakos Bulldog Investors, LLC Park 80 West 250 Pehle Avenue, Suite 708 Saddle Brook, New Jersey 07663

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with filing of Form N-8A:   YES [  ]     NO [X]

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Item 1.	Exact Name of Registrant

The name of the Registrant is “Special Opportunities Global Fund, Inc.”

Item 2.	Incorporation of Registrant

Registrant was organized under the laws of the State of Maryland on November 5, 2013.

Item 3.	Form of Organization

Registrant was organized as a corporation.

Item 4.	Classification of Registrant

Registrant is classified as a management company.

Item 5.	Management Companies

(a) Registrant is a closed-end company; and

(b) Registrant is a diversified closed-end investment company.

Item 6.	Investment Adviser

Bulldog Investors, LLC Park 80 West 250 Pehle Avenue, Suite 708 Saddle Brook, New Jersey 07663

Item 7.	Directors and Officers

	Name and Address*	Title

	Andrew Dakos	President, Director

	Rajeev Das	Vice President and Treasurer

	Phillip Goldstein	Chairman and Secretary, Director

	Thomas Antonucci	Chief Financial Officer

	Gerald Hellerman	Chief Compliance Officer, Director

	James Chadwick	Independent Director

	Ben H. Harris	Independent Director

	Charles C. Walden	Independent Director

* The address for all Directors and officers is c/o Special Opportunities Global Fund, Inc., 615 East Michigan Street, Milwaukee, WI 53202

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Item 8.	Unincorporated Investment Companies

Not applicable.

Item 9.	Share Issuance

(a) Registrant is not currently issuing and offering its shares directly to the public.

(b) Not applicable.

(c) Registrant presently proposes to make a public offering of its shares of common stock (“Registrant Common Stock”) in connection with a transaction whereby Special Opportunities Fund, Inc. (“SPE”) will contribute a portion of its assets to Registrant, and to distribute to common stockholders of SPE shares of Registrant Common Stock, to be approved by the holders of SPE common stock and holders of SPE preferred stock, voting together as a single class.

(d) Registrant does not have any shares currently issued and outstanding.

(e) Not applicable.

Item 10.	Value of Assets

Registrant currently has no assets.

Item 11.	Small Business Investment Company

Registrant has not applied and does not intend to apply for a license to operate as a small business investment company under the Small Business Investment Act of 1958.

Item 12.	Periodic Reports

Not applicable

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SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the city of Saddle Brook and state of New Jersey on the 17th day of December 2013.

SPECIAL OPPORTUNITIES GLOBAL FUND, INC.

By:       /s/ Andrew Dakos
Name:  Andrew Dakos
Title:    President

Attest: /s/ Phillip Goldstein
Name:  Phillip Goldstein
Title:    Secretary

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